NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 5, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on September 24, 2007. At maturity a holder will be entitled to receive the CPI adjusted principal amount thereof, plus a supplemental redemption amount if the Ending Index Value of the S&P 500 Index exceeds 1089.38. The Securities will not be redeemable prior to maturity. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 24, 2007.